As filed with the Securities and Exchange Commission on April 12, 2006.

Registration Statement No. 333-131280

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AirNet Communications Corporation

(Exact name of Registrant as specified in its charter)

Delaware	59-3218138
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3950 Dow Road

Melbourne, Florida 32934

(321) 984-1990

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stuart P. Dawley, Esq.

AirNet Communications Corporation

3950 Dow Road

Melbourne, Florida 32934

(321) 953-6780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES OF COMMUNICATIONS TO:

John G. Igoe, Esq.

Edwards Angell Palmer & Dodge LLP

One North Clematis Street, Suite 400

West Palm Beach, Florida 33401

(561) 833-7700

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box  ☐.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box  ☒.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 12, 2006

PROSPECTUS

AirNet Communications Corporation

3,971,706 shares of common stock

We are registering 3,971,706 shares of our common stock, which consists of 3,007,519 shares of our common stock that may be issued upon conversion of the principal amount outstanding under the minimum borrowing note issued to Laurus Master Fund, Ltd. (Laurus) in a private placement in November 2005 and 964,187 shares of our common stock that may be issued upon exercise of warrants issued to Laurus in that same private placement, all of which shares may be sold from time to time by the selling stockholder.

This prospectus is part of a registration statement that we filed with the SEC using the shelf registration process. This prospectus may also be used by the selling stockholder’s pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. See the section entitled “Selling Stockholder” on page 22 for information about the selling stockholder’s holdings before and after the offering. We issued the note and the warrants to the selling stockholder in a transaction not involving any public offering.

The selling stockholder may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

For additional information on the methods of sale that may be used by the selling stockholder, see the section entitled “Plan of Distribution” on page 25. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our shares of common stock are quoted on the Nasdaq National Market under the symbol “ANCC”. On April 6, 2006, the last sale price of our common stock was $0.77 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “ RISK FACTORS”

BEGINNING ON PAGE 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2006.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. The shares of common stock are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

The stylized AirNet mark, AirNet®, AdaptaCell®, AirSite®, Backhaul Free™, RapidCell™, TripCap™, SuperCapacity™, IntelliBSS™, iBSS™ and DirectLink™ are trademarks of AirNet Communications Corporation.

All other trademarks, service marks and/or trade names appearing in this document are the property of their respective holders.

In this document, the words “we,” “our,” “ours,” and “us” refer only to AirNet Communications Corporation and not any other person or entity.

FORWARD-LOOKING STATEMENTS

The information contained in this prospectus (including information incorporated herein by reference), other than historical information, may include forward-looking statements as defined in the Private Securities Reform Act of 1995. Words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan” and similar expressions in this report identify forward-looking statements. The forward-looking statements are based on current views of management with respect to future events and financial performance, and we caution you not to place undue reliance on these forward-looking statements. These statements are only predictions and are not guarantees of future performance. Actual results may differ materially from those projected in the forward-looking statements. The forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, those associated with:

•	our ability to successfully complete ongoing field trials with our customers;

•	our ability to meet our financial obligations or to obtain necessary financing in the future;

•	our ability to continue as a going concern without receiving additional funding or new orders in the future;

•	our ability to identify and remediate any weaknesses in our internal controls, IT systems, documentation and review procedures;

•	economic conditions in the wireless communications industry;

•	our future financial performance;

•	competition, including price competition;

•	concentration of our sales among a relatively small number of customers;

•	our ability to detect defects, errors or failures in our products prior to development;

•	our ability to develop new products in response to changing technology and standards;

•	our reliance on a limited number of suppliers;

•	doing business in overseas markets, particularly emerging markets;

•	our capital structure, particularly the potential dilution of our shareholders on the possible conversion of our convertible notes into common stock;

•	general economic and business conditions; and

•	terrorist activities and the prospect or actuality of war.

The risk factors above and those under “Risk Factors” beginning on page 7, as well as any other cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. We do not undertake any obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

Our Business

Historical Overview. We were incorporated in Delaware in 1994 as Overture Systems, Inc. and changed our name to AirNet Communications Corporation later that year.

We began marketing our GSM, or Global System for Mobile Communications, base stations in the beginning of 1996 and shipped our first GSM base station in May 1997. Through December 31, 2005, our base stations had been deployed in twenty-eight networks. Worldwide, we sell our products through our direct sales force, as well as through agents, resellers, and original equipment manufacturers (OEMs).

From our inception in January 1994 through May 1997, our operations consisted principally of start-up activity associated with the design, development, and marketing of our products. We did not generate significant revenues until 1998 and have generated $154.2 million in net revenues from our inception through December 31, 2005. We have incurred substantial losses since commencing operations, and as of December 31, 2005, we had an accumulated deficit of $276.8 million. We have not achieved profitability on a quarterly or annual basis. As we continue to build our customer and revenue base, we expect to continue to incur net losses at least through 2006. We will need to generate significantly higher revenues in order to support research and development, sales and marketing and general and administrative expenses, and to achieve and maintain profitability. We are likely to require additional funding in the near future, and there is no guarantee that such funding will be available to us. See “Liquidity, Capital Resources and Going Concern Considerations” under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated herein by reference.

We provide base stations and other wireless telecommunications infrastructure products designed to support the GSM system of mobile voice and data transmission. We market our products worldwide to operators of wireless networks and to certain governmental and public safety organizations. A base station is a key component of a wireless network that receives and transmits voice and data signals over radio frequencies. We designed our base stations to be easier to deploy and upgrade and to have lower operating costs than other existing base stations.

Product Overview. Our system features six innovative base station products:

AdaptaCell® base station. Our AdaptaCell® base station is a software-defined base station, meaning it uses software to control the way it filters, encodes or decodes wireless signals. Our AdaptaCell base station incorporates a patented broadband, software-defined, radio architecture that is designed to enable operators to upgrade their wireless networks to offer high-speed data and Internet services by changing software with few, if any, hardware modifications rather than deploying new base stations. Our AdaptaCell base station also incorporates a broadband architecture, meaning that it uses only one radio to process a large number of radio channels simultaneously.

SuperCapacity™ adaptive array base station. The broadband architecture of our flagship AdaptaCell base station makes it the ideal platform to deliver integrated software algorithms that will permit the addition of an adaptive array antenna feature. Adaptive array technology focuses radio signals on individual handset antennas instead of spreading the signals over the entire cell covered by one base station. It also blocks the strongest interference, which significantly increases performance, capacity and high-speed data rates. The AirNet™ SuperCapacity adaptive array base station provides network operators with a potentially compelling value proposition. The adaptive array technology, licensed by AirNet from ArrayComm, Inc., improves capacity, call quality, and high-speed data performance while reducing the number of cell sites required by up to a factor of 5x. In order to support capacity deployments on traditional wireless systems, operators must re-use their spectrum. This re-use of spectrum creates additional voice channels but inherently increases interference, degrading the quality of service provided by the network. In contrast, the AirNet SuperCapacity base station utilizing adaptive array processing reduces interference, improves voice quality, conserves signal power by focusing and receiving energy only in desired locations, and increases capacity. The Adaptive Array product was first commercially deployed in 2004 in a voice only mode. We expect to add adaptive high-speed data functionality in 2006.

RapidCell™ base station. Our RapidCell™ base station is a miniaturized version of the AdaptaCell base station. The AirNet RapidCell base station is about the size of a large suitcase and can support up to 12 GSM carriers or 96 channels configured for rapid deployment for use by emergency first responders or governmental agencies. The RapidCell base station is a ruggedized rapidly deployable, secure wideband base station that solves the problem of getting a reliable communication system up and running quickly. In addition to a stand alone mode, our RapidCell base station can be connected to GSM core infrastructure either directly or via satellite allowing for ubiquitous connectivity for standard GSM handsets nearly anywhere in the world. Our RapidCell base station can also support an IP interface with only a software upgrade.

AirSite® Backhaul Free™ base station. The AirSite® Backhaul Free™ base station carries voice and data signals back to the wireline network without using a physical wired communications link. Our AirSite Backhaul Free base station uses an operator’s existing radio frequencies as the media to provide the necessary connection to the wireline network. Unlike our competitors’ base stations, our AirSite Backhaul Free base station does not require an expensive physical communications link, usually through a digital T-1/E-1 telephone line or microwave, to the wireline network. As a result, an operator’s fixed network operating costs may significantly decrease.

iBSS TM. Traditional GSM networks are composed of Base Station Subsystems (BSS) and Network Switching Subsystem (NSS). AirNet produces a BSS which is composed of several different platforms such as the AdaptaCell base station, Base Station Controller (BSC), Packet Control Unit (PCU) and Transcoder Rate Adapter Unit (TRAU). The specified signaling interface between the BSS and the NSS is called the A-Interface. The A-Interface is based on the Signaling System 7 (SS7) for several signaling layers. The SS7 signaling is a connection oriented, circuit switched protocol. AirNet has developed a software feature for the AdaptaCell and RapidCell that transforms the Base station or Base Transceiver System (BTS) into an entire BSS network including BTS, TRAU, BSC and PCU. Rather than utilize circuit switched SS7 protocols, this iBSS TM product utilizes an internet protocol (IP) based connection oriented protocol that is equivalent to the A-Interface. The iBSS can be utilized in networks that have a “soft” Mobile Switching Center (MSC) function in their NSS which implement the corresponding interface. The result for the customer is a dramatic reduction in size and cost of the network elements. The iBSS continues to also support the AirSite, so it can be the building block for an extremely cost effective rural coverage wireless mobile telephone network. Alternately, the iBSS functionality can be utilized to create a distributed BSC concept for capacity networks. These are new products with limited deployment.

Direct Link™ enables direct connection of the AdaptaCell or RapidCell base station to a Primary Rate Interface (PRI) -enabled Private Branch Exchange (PBX) or central office exchange. The broadband, software defined radio (SDR) platform helps AirNet eliminate the need for costly network elements such as the MSC and BSC so that wireless operators can provide a highly reliable, rapidly deployable community cordless network. The network can easily be expanded using AirSite Backhaul Free base stations and later upgraded to the full mobility of GSM whenever business conditions permit. This is a new product with limited deployment.

Market Overview. Like other wireless infrastructure suppliers, we have experienced the adverse effects of the global downturn in telecommunications infrastructure spending. We have historically relied upon an integrated suite of infrastructure products for all our sales—a product line that was optimized to meet the needs of the initial-coverage and coverage-limited segments of the wireless infrastructure market. Competition has become extremely intense in the coverage product market with these products being priced as commodities resulting in margin compression.

In response, we undertook a major product refocusing starting in mid 2001 to better leverage our technology base and entrepreneurial culture to target new market opportunities for our GSM products. We have redirected our activities to focus on three applications for our products: (1) we have developed our SuperCapacity, adaptive array base station for high capacity voice and 2.5G high-speed data markets (for example General Packet Radio Service (GPRS) and Enhanced Data rates for GSM Evolution, or EDGE); (2) our traditional GSM infrastructure, including the AdaptaCell base station and the AirSite Backhaul Free base station, serve wireless markets that require a coverage based solution; and (3) the growing market for secure, adaptable wireless infrastructure for governmental and public safety applications is served by our compact, rapidly deployable RapidCell base station.

The government and public safety market includes radio communications needs for local, state, federal as well as foreign governmental agencies. Our RapidCell base station and AirSite products provide flexible and unique communications platforms capable of supporting these applications.

We continue to make progress in the development of our SuperCapacity base station utilizing adaptive array technology. This new base station is built on our current software-defined AdaptaCell base station platform by integrating adaptive array technology and was commercially released in 2004. Adaptive array technology dramatically increases the operators’ spectral efficiency resulting in significant increases in network performance at a reduced cost. This is accomplished by focusing transmitted radio signals on individual handsets instead of spreading them over the entire cell and by deliberately not broadcasting radio signals toward detected co-channel users. This technology also cancels or blocks the strongest interference in the receiver.

This base station is designed to benefit operators in the transition from current wireless standards to the new GPRS (providing high-speed wireless data in packet format) and EDGE (providing yet higher speed) standards. Several customers, potential customers, and wireless experts have repeatedly participated in drive testing our multi-cell GSM network utilizing the AirNet SuperCapacity base station. The tests demonstrated multiple adjacent adaptive array cell sites with multiple co-channel interferers, and also demonstrated a frequency re-use scheme of N=1 incorporating high-speed handovers. N=1 frequency re-use implies the re-use of the same frequency channel in adjacent cells and is an important feature for network operators because it affords a significant increase in network capacity by allowing simultaneous multiple users on the same timeslot, on the same frequency, in adjacent cells. This is otherwise not possible in traditional GSM networks.

This feature enables previously unattainable capacity improvements and dramatically reduces the need to add cell sites in order to meet increasing subscriber counts and higher speed data requirements, such as EDGE. We are marketing the enhanced frequency re-use feature by targeting GSM carriers who are faced with limited spectrum in many markets, need to increase capacity, and/or are introducing EDGE into their networks. We believe this product will provide us with an entry into the largest operators worldwide because of its ability to efficiently utilize spectrum. There are risks associated with new product introductions and some of these risks are outlined in the “Risk Factors” section below.

Our portfolio of broadband software defined radio (SDR) technology and our entrepreneurial tradition lend themselves to exploiting numerous new opportunities in the wireless arena. We believe these new opportunities driven by recent developments both inside and outside the Company offer a tremendous potential for growth and success. SDR technology allows us to readily “reprogram” our wireless infrastructure products to address new markets and new opportunities in a cost effective manner. The development and acceptance of SDR technology in the marketplace has created new opportunities for us outside our core industry. Due to our significant portfolio of basic SDR intellectual property, it is now possible for us to explore licensing our technology in a variety of applications to third-parties or other strategic relationships.

We have developed technology for the AdaptaCell product architecture that we believe may be essential to the implementation of Orthogonal Frequency Division Multiplexing (OFDM) which, we believe, is becoming the de facto standard for many broadband systems including “WiMAX”. The AdaptaCell SuperCapacity base station could, in the future, offer service providers a software reconfigurable solution for the WiMAX 802.16e mobile high-speed data standard. The Company joined the WiMAX Forum in 2004. The WiMAX Forum is chartered to set consistent WiMAX standards for all equipment manufacturers to utilize and ensure interoperability. Our timeline to introduce this product is undetermined at this time.

We continue to develop and exploit leading edge technology and as of December 31, 2005, we had 58 domestic and 43 foreign patents granted as well as 10 domestic and 16 foreign patent applications pending. We received the 1998 GSM World Award for Best Technical Innovation from the GSM Association, an international body with members from over 150 countries, in recognition of our innovative infrastructure. In February 2006 we announced that our SuperCapacity adaptive array base station had been recognized by the GSM Association as the Best Radio Access Product for 2006 at the 3GSM World Congress & Exhibition. This same SuperCapacity adaptive array base station technology, which has been commercially deployed since 2004, is currently being evaluated in an ongoing field trial by a major tier 1 operator in a dense urban major metropolitan market. See “Recent Developments” below.

On October 23, 2002, we received certification under the ISO 9001:2000 standard. ISO 9001:2000 is the globally recognized standard for Quality Management Systems (QMS) aimed at consistently producing and delivering the highest quality products and services necessary to achieve complete customer satisfaction. To date, we have continued to obtain recertification on an annual basis.

On March 11, 2005, we were awarded the TL 9000 certification by the Quality of Excellence for Suppliers of Telecommunications (QuEST) Forum. The certification is valid for the design, production, sales and service of wireless voice and data communications equipment solutions.

Recent Developments. On March 20, 2006, we concluded the most recent phase of field trial testing of the SuperCapacity adaptive array base station with a large operator in a dense urban, major metropolitan market. The purpose of the field trial, first announced last year, has been to enable the large operator to observe and evaluate the performance of the SuperCapacity adaptive array base station in a live, commercial environment in comparison to the existing tri-sectored narrowband base stations currently deployed by an incumbent supplier. For the trial, the operator requires certain key performance indicators to be achieved while the SuperCapacity adaptive array base station is configured at higher spectrum re-use levels when compared to the existing tri-sectored narrowband base stations currently deployed, prior to making any purchases or commitments.

The test sessions of the field trial were conducted between the hours of 12:00 AM (midnight) and 4:00 AM which typically has less live traffic than daytime hours. The performance improvements demonstrated by the SuperCapacity adaptive array base station during the final testing sessions have been encouraging to us. We have recommended that the large operator implement an additional phase of testing during higher volume traffic hours which we believe will demonstrate continued improvements to targeted key performance indicators.

The large operator is currently reviewing the test data and preparing an internal assessment of the results from the recent testing phase and evaluating our proposal for additional higher traffic testing. The SuperCapacity adaptive array base stations remain deployed at this time pending the large operator’s decision as to the next steps.

We believe our future viability is strongly tied to the successful conclusion of this field trial.

The Offering

Shares outstanding before the offering:	12,879,290 shares

Securities offered by selling stockholders:	3,971,706 shares, which consists of 3,007,519 shares of our common stock that may be issued upon conversion of the principal amount outstanding under the minimum borrowing note and 964,187 shares of our common stock that may be issued upon exercise of the warrants.

Shares outstanding after the offering:	16,850,996 shares

Use of proceeds:	If the warrants are exercised to purchase the shares registered under this registration statement (at an exercise price of $1.452 per share), we will receive gross proceeds of approximately $1,400,000. We intend to use the net proceeds we receive upon exercise of the warrants primarily for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

We have incurred significant losses since we began doing business. We anticipate continuing losses and may never achieve or sustain profitability. We have accumulated losses of $276.8 million since we began doing business in 1994 through December 31, 2005, and we may never achieve or sustain profitability. We will need to generate significantly higher revenues to achieve and sustain profitability. Since we began doing business in 1994, we have generated $154.2 million in net revenues through December 31, 2005. We have been marketing our GSM base stations since 1996. We have never reported a profit and have only had three quarters in which we obtained a positive cash flow since our initial public offering in 1999 and these three quarters should be considered anomalies. We will continue to incur significant research and product development, sales and marketing, materials and general administrative expenses. We anticipate a net loss for the year 2006 and we may continue to incur losses beyond 2006. We cannot be certain that we will realize sufficient revenues or margins to sustain our business. Such conditions raise substantial doubt that we will be able to continue as a going concern without receiving additional funding or new orders in the future.

We may not be able to obtain additional capital to fund our operations on reasonable terms and this could hurt our business and negatively impact our stockholders. If adequate funds in the form of equity or debt are not available on reasonable terms or terms acceptable to us in the future, we may be unable to continue as a going concern. If we raise additional funds through the issuance of convertible debt or additional equity securities, the percentage ownership of our existing stockholders would be reduced, the securities issued may have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the securities may impose restrictions on our operations. Any additional funding would likely require the approval of the holders of our 2003 and 2005 notes, and those note holders may not approve new funding if it requires substantial dilution, waiver of anti-dilution adjustment rights, subordination of their security interest, or a lock-up of their ability to sell their shares of common stock in the market, even if the funding is in the best interest of the Company or our stockholders. The holders of our 2003 and 2005 notes have a senior security interest in all of our assets, and until these investors are paid in full or until they have converted the notes and accrued interest into common stock, we may not be able to obtain additional investment or working capital.

If we are unable to raise additional financing, we may be forced to seek protection under the federal bankruptcy laws. If we are unable to raise capital from another source as early as May 15, 2006, we may be required to cease operations, curtail operations significantly or file for protection from claims of our creditors under the federal bankruptcy laws. There can be no assurance that our common stockholders will realize any value in the event of bankruptcy.

If we are unable to pay principal and interest on our financing when due, we may be forced to seek protection under the federal bankruptcy laws. The convertible notes we sold in August 2003 and the minimum borrowing note we issued in November 2005 in connection with our debt financing are convertible into our common stock at the election of the holders. The revolving note we issued in November 2005 is not convertible into our common stock. If not converted, the principal and accrued interest on the 2003 notes become payable in August 2007, and the principal amount due under the November 2005 minimum borrowing note becomes payable in November 2008. In addition, (i) accrued interest on the November 2005 minimum borrowing note and revolving note is payable monthly beginning December 1, 2005, (ii) any additional accrued interest on overadvances, if any, beginning July 1, 2006 becomes payable on August 1, 2006 (with interest paid monthly thereafter), (iii) the holder, beginning July 1, 2006 has the option to either assess a penalty as described in clause (ii) above or require repayment of any overadvance amount and (iv) the principal and accrued interest on the November 2005 minimum borrowing note and revolving note is payable in November 2008, subject to acceleration in certain circumstances. If the notes are not converted and we are unable to pay the principal amount, any required overadvance, and/or accrued interest on the notes when due, whether when due, at maturity or by acceleration, the investors could foreclose on the notes and force a sale of our assets, including our intellectual property. Under such circumstances, we may need to cease operations or file for protection from claims of our creditors under the federal bankruptcy laws. At December 31, 2005, $6.0 million in principal and $1.0 million in accrued interest under the 2003 notes had been converted into common stock. On November 8, 2005 we borrowed an additional $6.0 million in the Laurus transaction, and paid off $2.0 million in principal of the 2003 notes. See Notes 9 and 19 in Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated herein by reference, for a description of these transactions.

If the holders of our financing notes do not convert the principal and interest into common stock prior to or at maturity of those notes, the payment of these amounts could have an impact on our cash position. We have limited cash resources and the payment of the principal and accrued interest on our financing notes may have an impact on our cash position in the future. The principal and accrued interest on the notes we sold in 2003, if not converted, become payable in August 2007. As of December 31, 2005 the outstanding principal and accrued interest on the 2003 notes was $9,898,739. In November of 2005 we entered into a new funding agreement with Laurus Master Fund, Ltd. consisting of a minimum borrowing note and a revolving note. The principal, if not converted, and accrued interest on the minimum borrowing note becomes payable in November 2008. As of December 31, 2005 the outstanding principal on this note was $4,000,000. The revolving note, which is not convertible, principal and accrued interest becomes payable in November 2008. As of December 31, 2005 the outstanding principal and interest on this note was $2,047,115. We may be required to secure additional funding to attempt to avoid default on the notes as they become due. Obtaining additional funding would require the approval of the holders of the 2003 notes and the 2005 notes and would likely be subject to additional conditions. There can be no assurance that we will be able to secure such funding even if the note holders would permit it.

If our eligible accounts decline in value all or a portion of the outstanding amount under the Laurus funding may be classified as an overadvance and the overadvance amount would be subject to immediate repayment and accrued interest at a higher rate. The Laurus notes issued in November 2005 are subject to an asset based lending formula. If at any time the amount outstanding on the notes is greater than the calculated formula amount, the excess is classified as an overadvance and subject to immediate repayment. Interest on the amount of overadvance accrues at the rate of 1.5% per month until the overadvance amount is repaid. Laurus has the option to require repayment of the overadvance. Since our borrowing base is calculated under the lending formula by reference to our eligible accounts receivable, if our eligible accounts decline in value, all or a portion of the outstanding amount under the facility may become due and payable.

Laurus has the discretionary right to adjust the reserves which are applied to the value of our eligible accounts which could adversely impact our borrowing base eligibility or create an overadvance subject to immediate prepayment and accrue interest at a higher rate. Laurus has the discretionary right to adjust the reserve amount which is applied to our eligible accounts prior to the calculation of formula amount. Any changes in the Laurus reserves will not be used for 60 days following such adjustment to determine whether all or a portion of the outstanding balance on the notes is in excess of the formula amount. If increases in the reserve are made this may cause all or a portion of our outstanding amount due on the notes to be classified as an overadvance.

If we do not meet and maintain all of the note covenants an Event of Default may occur and holders of our 2003 and 2005 notes may demand repayment in full of the entire amount outstanding on the notes. If we fail to maintain any of the covenants in the 2003 or 2005 notes, we could cause an event of default and an event of cross-default to occur. Following the occurrence of an event of default, the noteholders have the right to demand repayment in full of all outstanding obligations. Since we granted to the noteholders a security interest in, and lien upon, substantially all of our property and assets the occurrence of an event of default or cross-default under any of our obligations could subject us to foreclosure by the noteholders on substantially all of our assets to the extent necessary to repay any and all amounts due. Under such circumstances, we may need to cease operations or file for protection from claims of our creditors under the federal bankruptcy laws.

Conversion of the secured convertible notes will significantly dilute the percentage ownership of our existing stockholders. If shares of our common stock are issued to the investors upon conversion of the 2003 and 2005 notes together with accrued interest, existing stockholders will have their ownership percentage substantially diluted. The number of shares of common stock issuable under the terms of the convertible notes will also affect our loss or earnings per share on a going-forward basis. The larger the number of shares deemed outstanding, the lower our earnings per share will be. The actual effect of any conversion on our loss or earnings per share will depend on the level of our (if any) losses or earnings in future periods, the actual amount converted pursuant to the minimum borrowing note and the impact of the accounting treatment of the secured convertible notes. At December 31, 2005, $6.0 million in principal and $1.0 million in accrued interest under the 2003 notes had been converted into common stock. On November 8, 2005 we borrowed an additional $6.0 million in the Laurus transaction, and paid off $2.0 million in principal of the 2003 notes. If the remaining $8.0 million in principal and $1.9 million in accrued interest (as of December 31, 2005) outstanding under the 2003 notes and the $4.0 million in principal (as of December 31, 2005) outstanding under the 2005 minimum borrowing note were converted, an additional 12.4 million shares of common stock would be issued.

We have had limited revenues since inception. You should not rely on our recent results as an indication of our future results. Our base stations are being used in twenty-eight commercially deployed systems. We had net revenues of $19.6 million, $20.6 million and $15.8 million in 2005, 2004 and 2003, respectively. Unless we can achieve significant increases in market acceptance of our products and complete new products in development, we may never advance beyond our initial market penetration phase. Due to our limited operating history and the introduction of new products, it is difficult or impossible for us to predict future results and you should not expect future revenue growth based on our recent results. You should consider our business and prospects in light of the risks and problems faced by technology companies in the early stages of development.

A long-lasting downturn in the global economy that impacts the wireless communications industry could negatively affect our revenues and operating results. The global economy is in the midst of a slowdown that has had wide-ranging effects on markets that we serve, particularly wireless communications equipment manufacturers and network operators. This downturn has had a negative effect on our revenues. We cannot predict the depth or duration of this downturn, and if it grows more severe or continues for a long period of time, our ability to increase or maintain our revenues and operating results may be impaired. In addition, because we intend to continue to invest in research and development during this downturn and to maintain ongoing customer service and support capability, any decline in the rate of growth of our revenues will have a significant adverse impact on our operating results.

Current economic conditions affecting the wireless communications industry may lead prospective and existing customers to postpone their purchasing decisions. The industry wide decrease in demand for wireless telecommunications infrastructure has adversely affected us. We cannot predict when the demand will increase or when many of our customers and potential customers will start to make significant purchases of our products.

Our operating results are subject to substantial quarterly and annual fluctuations and to market downturns. Our revenues, losses and other operating results have fluctuated significantly in the past and may fluctuate significantly in the future. General economic or other conditions causing a downturn in the market for our products or technology, affecting the timing of customer orders or causing cancellations or rescheduling of orders could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without incurring significant penalties and generally are not subject to minimum purchase requirements.

Our future operating results will be affected by many factors, including the following:

•	Changes in the growth rate of the wireless communications industry;

•	Consolidation in the wireless communications industry;

•	Our ability to compete successfully against similar and larger sized GSM communications equipment providers;

•	Continued control of costs and reducing expenses;

•	Efficiently manufacturing our products ourselves and through outsourcing arrangements;

•	Absorbing overhead costs through higher manufacturing volume;

•	Generating cash flow from operations;

•	Our inability to offer vendor financing due to our balance sheet constraints:

•	The mix of our revenue;

•	The collectibility of our trade receivables;

•	Our ability to retain existing or secure anticipated customers or orders, both domestically and internationally;

•	The availability and cost of products and services from our third-party suppliers;

•	Our ability to develop, introduce and market new technology, products and services on a timely basis;

•	Our ability to reduce product costs to be cost competitive;

•	Foreign currency fluctuations, inflation and deflation;

•	Decreases in average selling prices or demand for our products;

•	Intellectual property disputes and litigation;

•	Government regulations;

•	Product defects or delays;

•	The availability of capital to fund operations;

•	Management of inventory in response to shifts in market demand;

•	Changes in the mix of technology and products developed, produced and sold and

•	New product offerings by competitors or new wireless protocols or advanced high-speed data standards that may render our technology uncompetitive.

The foregoing factors are difficult to forecast and these, as well as other factors, could harm our quarterly or annual operating results. If our operating results fail to meet the expectations of investors in any period, the market price of our common stock may decline. If we are unable to achieve or maintain profitability, or if we are unable to achieve cash flow breakeven, we will be unable to build a sustainable business. In this event, the market price of our common stock may decline as well.

Because our products are highly complex and are deployed in complex networks, they may have errors or defects that we find only after deployment, which if not remedied could harm our business. Our products are highly complex, are designed to be deployed in complex networks and may contain undetected defects, errors or failures. We test our products during manufacturing and prior to deployment. However, they can only be fully tested when deployed in commercial networks. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in installation delays, product returns, diversion of our resources, increased service and warranty costs, legal actions by our customers, increased insurance costs and other losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, which would harm our business and adversely affect our operating results, financial condition, and cash flows.

If we do not succeed in the development of new products and product features in response to changing technology and standards, customers will not buy our products. We need to develop new products and product features in response to the evolving demands for better technology or our customers will not buy our products. The market for our products is characterized by rapidly changing technology, evolving industry standards, emerging wireless transmission standards, and frequent new product introductions and enhancements. If we fail to develop our technology, we will lose significant potential market share to our competitors. If we are unable to realize the performance and capacity enhancements from these new product developments, then we will be unable to meet our customers’ needs and will be unable to meet our business goals.

We have been executing the first trial of our Adaptive Array product in a dense urban market and the performance may not provide sufficient improvement in network capacity or increase in data throughput of GPRS and EDGE. The Adaptive Array product is targeted primarily toward dense urban markets to improve spectral efficiency in capacity limited markets and to provide increased data throughput for GPRS and EDGE. Due to the complexities of the urban environment as well as implementing adaptive array capabilities, our Adaptive Array product may not provide the network capacity improvements and increased data throughput as expected. Even if improvements are realized, these improvements may not be sufficient to meet the performance criteria required of network operators; thus, failing to compel those operators to purchase our Adaptive Array products. Further, even if the Adaptive Array product meets or exceeds all performance expectations, network operators may not purchase our Adaptive Array product due to the perception that we are not able to adequately support the operator due to a number of factors which include our limited size and financial resources. We may not be able to address the concerns of network operators by obtaining sufficient financial resources, hiring sufficient numbers of qualified personnel, or to establish a business agreement with a larger company that could adequately address the business concerns of network operators. The inability to meet performance expectations of the Adaptive Array product or to satisfy the business concerns of customers regarding our capability to support the Adaptive Array product could have a significant, detrimental impact on our prospects as a going concern.

Our lengthy and variable sales cycle makes it difficult for us to predict if and when a sale will be made and could cause us operating difficulties and cash flow problems. Our sales cycle, which is the period from the generation of a sales lead until the recognition of revenue, can be long and is unpredictable, making it difficult to forecast revenues and operating results. Our inability to accurately predict the timing and magnitude of our sales could cause a number of problems:

•	We may have difficulty meeting our customers’ delivery requirements in the event many large orders are received in a short period of time because we have limited production capacity and generally do not carry materials in inventory;

•	We may expend significant management efforts and incur substantial sales and marketing expenses in a particular period that do not translate into orders during that period or at all;

•	We may have difficulty meeting our cash flow requirements and obtaining credit because of delays in receiving orders and because the terms of many of our customer contracts defer certain billings until post-shipment contractual milestones are met; and

•	The problems resulting from our lengthy and variable sales cycle could impede our growth, harm our stock price, and restrict our ability to take advantage of new opportunities.

The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. In addition to the volume of sales by our significant stockholders, which is described in more detail below, factors that may have a significant impact on the market price of our stock include:

•	Announcements concerning us, our competitors or the industry;

•	Receipt of substantial orders for base stations;

•	Developments in operator trials;

•	Quality deficiencies in services or products;

•	Announcements regarding financial developments or technological innovations;

•	International developments, such as technology mandates, political developments or changes in economic policies;

•	New commercial products;

•	Government regulations;

•	Acts of terrorism or war; or

•	Proprietary rights or product or patent litigation.

Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues, greater than expected losses or shortfalls in our earnings in any given period relative to the levels expected by investors could immediately, significantly and adversely affect the trading price of our common stock.

We may not maintain our listing on the NASDAQ National Markets or be able to list on the NASDAQ Capital Market. Under continued listing standard one (rule 4450(a)), companies listed on the NASDAQ National Market are required to have net tangible assets of $4.0 million, total stockholders’ equity of $10.0 million, and a minimum bid price of at least $1.00 per share (or a minimum bid price of at least $5.00 per share with no net tangible asset requirement). Under listing rule 4310, companies listed on the NASDAQ Capital Market (formerly known as the NASDAQ SmallCap Market) are required to have (i) total stockholders’ equity of at least $5.0 million, market value of listed securities of $35.0 million, or net income from continuing operations of $750,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years and (ii) a minimum bid price of at least $1.00 per share. At various times in 2003, 2004, 2005 and 2006, our share price traded at and occasionally below the required minimum bid price of $1.00 per share for continued listing on NASDAQ and/or we did not comply with the total stockholders’ equity requirement for continued listing on the NASDAQ National Market. We cannot give investors in our common stock any assurance that we will be able to maintain compliance with the $1.00 per share minimum bid price standard or the total stockholders’ equity standard for continued listing on either the NASDAQ National Market or the NASDAQ Capital Market and that the liquidity that NASDAQ provides will be available to investors in the future. On February 10, 2006, the Company received notification from the NASDAQ National Market that we are not in compliance with rule 4450(e)(2) regarding the minimum bid price of at least $1.00 per share for our common stock. The Company has been given 180 calendar days, or until August 9, 2006, to correct minimum bid price deficiency or could otherwise transfer to the NASDAQ Capital Market. In addition, at the end of the first quarter 2006, our total stockholders’ equity dropped below the $10.0 million required to remain on the NASDAQ National Market. In order to transfer to the NASDAQ Capital Market, we would need to have stockholders’ equity of at least $5.0 million. Without additional equity financing, we may not comply in the future with the minimum stockholders’ equity requirement for continued listing on the NASDAQ Capital Market.

In the absence of additional equity financing, it is possible that our stockholders’ equity will drop below the $5.0 million requirement for continued NASDAQ listing during fiscal year 2006. Because our stockholders’ equity was less than $10.0 million at March 31, 2006, there can be no assurance that the NASDAQ will permit us to continue our listing on the NASDAQ National Market if the Company cannot show a definitive plan for maintaining the stockholders’ equity requirement. Alternatively, continued listing standard two (NASDAQ rule 4450(b)) for the NASDAQ National Market requires a market value of $50.0 million, a market value of listed shares of $15.0 million and a minimum bid price of $1.00 with no stockholders’ equity requirement. Further, without additional equity financing, we may not be able to comply in the future with the minimum stockholders’ equity requirement of $5.0 million for continued listing on the NASDAQ Capital Market. We cannot give investors in our common stock any assurance that we will be able to maintain compliance with either minimum standard for continued listing on NASDAQ National Market or the NASDAQ Capital Market and that the liquidity that NASDAQ provides will be available to investors in the future.

Intense competition in the market for wireless telecommunications equipment from many larger, more established companies with greater resources could prevent us from increasing our revenue and achieving profitability. The wireless telecommunications infrastructure market is highly competitive. We compete with large infrastructure manufacturers, systems integrators, and base station subsystem suppliers, as well as new market entrants. Most of our current and potential competitors have longer operating histories and presence in key markets, larger installed customer bases, substantially greater name recognition, and more financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We may not be able to compete successfully against current and future competitors, including companies that develop and market new wireless telecommunications products and services. These competitive pressures may result in price reductions, reduced gross margins, longer sales cycles and loss of customers. In addition roaming considerations and bundled Mobile Switching Centers (MSCs) price/performance competition has impeded our sales in the North American market.

Competition in the telecommunications market is based on varying combinations, including:

•	Comprehensiveness of product and technology solutions;

•	Manufacturing capability;

•	Scalability and the ability of the system solution to meet customers’ immediate and future network requirements;

•	Product performance and quality;

•	Design and engineering capabilities;

•	Compliance with industry standards;

•	Time to market;

•	System cost; and

•	Customer support.

We anticipate that additional competitors will enter our markets as a result of the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in selected segments of the industry.

As a result of these factors, these competitors may be more successful than we are. In addition, we anticipate additional competitors will enter the market for products based on 3G, 4G (e.g., WiMAX) or other advanced high-speed data standards. These competitors may have more established relationships and distribution channels in markets not currently deploying wireless communications technology. These competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third-parties. These relationships may affect customers’ decisions to purchase products from us. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share to our detriment.

Our comparative inability to provide financing for our customers that are large operators is a competitive disadvantage and could result in a loss of sales to those customers and/or a loss of those customers to competitors with greater resources. We do not typically offer financing to our customers, which could cause us to lose business with larger operators who are accustomed to such financing from our larger competitors. Our future success may depend upon our continuing ability to help arrange financing for these customers. If we cannot assist in arranging financing for these customers, we may lose sales and customers to competitors that directly provide financing.

Credit risk from customer financing could hurt our results and require us to raise additional capital. Many of our customers and potential customers are start-up and small companies with a limited operating history and companies located in emerging markets. In limited instances, we have provided and may continue to provide customer financing to these customers. We face credit risks, including slow payments or non-payments from these customers, and we may need to raise additional capital to support financed sales and to deal with related credit risk problems.

A small number of customers account for substantially all of our revenues and the loss of any of these customers could hurt our results and cause our stock price to decline. Our customer base has been and may continue to be concentrated with a small number of customers. The loss of any of these customers or the delay, reduction or cancellation of orders by or shipments to any of these customers could hurt our results and cause a decline in our stock price. The effect of these risks on our operating results is compounded by our lengthy sales cycle. In 2005, sales to six customers accounted for 78.7% of our total revenue. In 2004, sales to three customers accounted for 70.6% of our total revenue and in 2003 sales to three customers accounted for 85.3%.

The chart below shows the breakout by fiscal year of the concentration of revenue:

	YEARS ENDED DECEMBER 31,
	2005	2004	2003
TECORE, Inc.	15.4%	37.6%	42.7%
U.S. Government	15.0%	12.4%	28.5%
Alcatel	12.4%	20.6%	3.3%
Hafatel/Guam Wireless	5.4%	8.4%	14.1%
Undisclosed Defense Contractor (A)	2.0%	1.5%	—
Undisclosed Defense Contractor (B)	2.8%	4.1%	—
Undisclosed Defense Contractor (C)	—	4.3%	—
Undisclosed Defense Contractor (D)	4.9%	0.8%	—
MBO Cross	0.9%	1.0%	3.1%
COMTEL	3.0%	4.9%	1.8%
Telsom Mobile	7.0%	0.1%	1.5%
Pioneer	—	—	1.2%
Pinpoint	0.6%	0.5%	0.8%
Adams	0.3%	0.3%	0.7%
IT&E Overseas, Inc.	23.5%	—	—

Our reliance on sales to a small number of customers makes customer satisfaction crucial for revenue growth. Even where our product meets original product specifications set forth in our contracts, we may need or be asked to make modifications to our product design or performance in order to meet the customer’s expectations or in order to maintain the customer relationship. This is a greater risk when we sell products through an OEM relationship to large operator customers. If we are unable to meet the ultimate customer’s original or revised expectations, we may lose the customer and we could be faced with disputes over return of our products.

We have a concentrated customer base and the failure of any of our customers to pay us or to pay us on time could cause significant cash flow problems, hurt our results and cause our stock price to decline. Our concentrated customer base significantly increases the credit risks associated with slow payments or non-payments by our customers. These risks are also higher for us since many of our customers are start-up and small companies. Six customers accounted for 82.7% of our outstanding net accounts receivable as of December 31, 2005. Two customers accounted for 52.1% of our outstanding net accounts receivable as of December 31, 2005, with TECORE, a related party, representing 22.1% and the U.S. government representing 30.0%. Two customers accounted for 82.0% of our combined outstanding net accounts receivable as of December 31, 2004, with one customer TECORE, representing 45.0%. In the past we have incurred bad debt charges and we may be required to do so in the future. The failure of any of our customers to pay us, or to pay us on time, causes significant cash flow problems, hurts our results and could cause our stock price to decline.

Intense price performance competition for base stations and mobile switching centers will reduce sales opportunities in North American markets and international markets. As a result of the reduction in global demand, our competitors have been bundling Mobile Switching Centers (MSCs) together with base stations at deeply discounted pricing levels targeting our traditional customer base resulting in intense price performance competition. This competition has substantially reduced opportunities for us to expand or to continue sales of our “coverage solution products” to small/medium sized operators. If we are unable to overcome the current competitive pressures facing us in connection with our traditional target market of small to medium operators for cost effective coverage solutions, we may be unable to compete against our larger competitors for future sales to small and medium sized PCS operators in North America.

If we continue to expand into international markets, we will become subject to additional business risks which could prevent us from increasing our revenues and achieving profitability. We market and sell our products internationally in Africa, the Middle East, Asia and Latin America both through OEM resellers and our direct sales staff. Our business plan contemplates that a significant portion of our planned sales over the next several years will be in international markets. Our revenues from direct sales to international customers as a percentage of total revenues were 7.0% in fiscal 2005, 0.1% in fiscal 2004 and 1.7% in fiscal 2003. Our revenues from OEM international sales were 16.3%, 37.6% and 39.8% for the years ended December 31, 2005, 2004 and 2003, respectively. In many international markets, barriers to entry are created by long-standing relationships between our potential customers and their local providers and protective regulations, including local content and service requirements. In addition, our pursuit of international growth opportunities may require significant investments for an extended period before we realize returns, if any, on our investments.

Our international operations could be adversely affected by a variety of uncontrollable and changing risks and uncertainties, including:

•	Difficulties and costs associated with obtaining foreign regulatory approval for our products;

•	Unexpected changes in regulatory requirements;

•	Difficulties and costs associated with complying with a wide variety of complex foreign laws and treaties;

•	Legal uncertainties regarding, and timing delays and expenses associated with, tariffs, export licenses and other trade barriers;

•	Inadequate protection of intellectual property in foreign countries;

•	Increased difficulty in collecting delinquent or unpaid accounts;

•	Lack of suitable export financing;

•	Adverse tax consequences;

•	Dependence upon independent sales representatives and other indirect resellers who may not be as effective and reliable as our employees;

•	Difficulties and costs associated with staffing and managing international operations, overcoming cultural, linguistic and nationalistic barriers and adapting to foreign business practices;

•	Political and economic instability; and

•	Currency fluctuations, including a decrease in the value of foreign currencies relative to the U.S. dollar which could make our products less competitive against those of foreign competitors.

In addition to general risks associated with our international sales and operations, we are subject to risks specific to the individual countries in which we do business. A portion of our international sales efforts will be targeted to service operators who plan to deploy wireless communications networks in developing countries where risks ordinarily associated with international operations are particularly acute, including developing countries in Africa, Asia, the Middle East and Latin America.

Any of these factors could impair our ability to expand into international markets and could prevent us from increasing our revenues and achieving profitability.

We sell products in emerging markets in the Middle East, Asia and Africa. Future sales in these markets will be subject to economic and political risks. For the year ended December 31, 2005, our sales in these markets accounted for approximately 23.3% of our revenue. Sales in these markets pose significant additional risks, which include:

•	Potential inability to enforce contracts or take other legal action, including actions to protect intellectual property rights;

•	Difficulty in collecting revenues, obtaining letters of credit, and risks related to fluctuations in currency exchange rates, particularly if sales are denominated in the local currency rather than in U.S. dollars;

•	Changes in United States foreign trade policy towards countries in the Middle East and Africa which may restrict our ability to export products to, or make sales in, those markets and similar changes in those markets’ policy regarding the United States; and

•	Changes in government regulation affecting companies doing business in the Middle East and Africa, either through export sales or local manufacturing operations.

In the event our revenue levels from sales to the Middle East and Africa increase, we will become increasingly subject to these risks. The occurrence of any of these risks would harm our revenues or cash collections from our customers and could in turn cause our revenue, cash flow or growth to decline and harm our business and results of operations.

Sales in certain foreign countries pose unique and significant risk which could materially adversely affect our business. Historically a substantial portion of our product sales were directly or indirectly made to operators in foreign countries, including countries experiencing armed conflict, civil unrest and instability, reports of terrorist activities, and anti-American sentiment and activities. Conditions in these countries present unique and significant risks. Actions by foreign governments or hostile forces could result in harm to our personnel or our customers’ personnel, or the loss of customers and prospective customers and could materially adversely affect our business.

Our business and operating results may be harmed by inflation and deflation. Inflation has had and may continue to have adverse effects on the economies and securities markets of certain countries and could have adverse effects on our customers, including their ability to obtain financing and repay debts. Brazil and Mexico, for example, have periodically experienced relatively high rates of inflation and currency devaluation. Significant inflation or deflation could have a material adverse effect on our business, operating results, liquidity and financial position.

Our failure to comply with evolving industry standards could delay our introduction of new products. An international consortium of standards bodies has established the specifications for the third generation (3G) wireless standard, and is further working to establish the specifications of a future wireless standard and its interoperability with existing standards. Any failure of our products to comply with 3G or future standards could delay their introduction and require costly and time-consuming engineering changes. After the future standard is adopted, any delays in our introduction of next generation products could impair our ability to grow revenues in the future. As a result, we may be unable to achieve or sustain profitability. Even if we do develop our technology and products to work with these new standards, consumer demand for advanced wireless services may not be sufficient to justify network operators upgrading to them.

Our market opportunity could be significantly diminished in the event that GSM or any subsequent GSM-based standards do not continue to be widely adopted. Our current products are designed to utilize only GSM, an international standard for voice and data communications. There are other competing standards including Code Division Multiple Access, or CDMA. In the event that GSM or any GSM-based standards do not continue to be or are not broadly adopted, our market opportunity could be significantly limited, which would seriously harm our business.

If we fail to accurately estimate product demand, we may incur expenses for excess inventory or be unable to meet customer requirements. Our customers typically give us firm purchase orders with short lead times before requested shipment. However, our contract manufacturer requires commitments from us so that it can allocate capacity and be assured of having adequate components and supplies from third-parties. Failure to accurately estimate product demand could cause us to incur expenses related to excess inventory or prevent us from meeting customer requirements. In addition, our products are constantly evolving requiring new assemblies and components. If we fail to accurately estimate product demand, some inventory could be designed out resulting in excess inventory.

Our reliance on a limited number of suppliers could lead to delays, additional costs, problems with our customers and loss of revenue. A reduction or interruption in component supply or a significant increase in component prices could have a material adverse effect on our business or profitability. Our ability to meet customer demands depends, in part, on our ability to obtain timely and adequate delivery of parts and components from our suppliers and internal manufacturing capacity. We plan to continue utilizing only one or a small number of suppliers for each of the components of our base station systems. We have no long-term contracts or arrangements with any of our suppliers that guarantee product availability or the continuation of particular payment or credit terms. If, for any reason, a supplier fails to meet our quality and quantity requirements or stops selling products to us at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product image problems. We have experienced component shortages in the past, including components for our integrated circuit products, that have adversely affected our operations. We may continue to encounter these problems in the future. Any of these problems could damage relationships with current or prospective customers, which could seriously harm our operating results in a given period and impair our ability to generate future sales.

From time to time, we must replace some of the components of our products when the supplier of that component discontinues production. While we generally do not maintain an inventory of components, sometimes we do purchase an inventory of these discontinued components so that we can maintain production while finding new suppliers or developing substitute components ourselves. We face the risk that we may deplete that inventory before finding an adequate substitute, and that could cause the loss of significant sales opportunities. Alternatively, we could purchase too many of the components and may be left with excess inventory on our hands. We generally do not maintain an inventory of finished goods. Many components have long lead times, with some taking 12 to 16 weeks from the time of entry of the order to delivery. We cannot guarantee that alternative sources of supply can be arranged on short notice or that components will be available from alternative sources on satisfactory terms.

We may not be able to adequately protect or defend our proprietary rights, which would hurt our ability to compete. We attempt to protect our intellectual property rights through patents, trademarks, trade secrets, copyrights, and nondisclosure agreements and other measures. However, intellectual property is difficult to evaluate and these measures may not provide adequate protection for our proprietary rights and information. Patent filings by third-parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our proprietary rights and information, disputes as to ownership of intellectual property may arise, and our proprietary rights and information may otherwise become known or independently developed by competitors. The failure to protect our proprietary rights could seriously harm our business, operating results and financial condition. We have a relatively low number of inventions for which patents have been granted or patent applications are pending internationally. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenues.

Others may bring infringement claims against us that could be time-consuming and expensive to defend. In the future, claims of infringement of other parties’ proprietary rights, invalidity claims or claims for indemnification resulting from infringement claims may be asserted or prosecuted against us. Even if none of these claims were valid or successful, we would be forced to incur significant costs and divert important resources to defend against them. Any claim of infringement, whether or not successful, could cause us considerable expense and place a significant burden on our management.

A significant decrease in the cost of digital T-1/E-1 phone lines or microwave will diminish one of our competitive advantages. Existing base stations require an expensive physical communications link, usually through a digital T-1/E-1 phone line or microwave, to the wireline network. Any significant decrease in the cost of digital T-1/E-1 phone lines or microwave used to connect base stations to the wireline network, especially in less populated areas, will diminish a cost advantage that we currently use to market our products. The cost of T-1/E-1 or microwave facilities has recently declined significantly in urban areas because of increased competition.

If we fail to expand our customer base beyond the smaller operators, we may not be able to significantly grow our revenues. We will only be able to significantly grow our revenues if we can expand our customer base beyond the smaller operators. There are a limited number of such operators and most of them have limited resources. These operators are less stable and more susceptible to delays in their buildouts and deployments than more established operators. We plan on expanding our sales to include the larger domestic operators and international operators. However, as a result of the rapid consolidation of larger domestic GSM operators, there are only a few larger domestic operators remaining. To date we have not had any sales to the larger domestic operators, and we may not be successful in those markets in the future.

We have started to sell our products and services to the U.S. Government or U.S. Government contractors, and the loss of these relationships or a shift in government funding could have adverse consequences on our business. Approximately 27.5% and 23.0% of our net sales in fiscal 2005 and 2004 respectively, were to the U.S. Government or to U.S. Government contractors. Therefore, any significant disruption or deterioration of these relationships with the U.S. Government and its contractors could significantly reduce our revenues. Our U.S. Government programs must compete with programs managed by other defense contractors for a limited number of programs and for uncertain levels of funding. Our competitors continuously engage in efforts to expand their business relationships with the U.S. Government and likely will continue these efforts in the future. The U.S. Government may choose to use other defense contractors for its limited number of defense programs. In addition, the funding of defense programs also competes with non-defense spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. A shift in government defense spending to other programs in which we are not involved, or a reduction in U.S. Government defense spending generally, could have adverse consequences on our business.

Our products are designed to operate at frequencies defined by the GSM standard which may limit our ability to sell to certain U.S. Governmental customers who require different frequencies. In our pursuit of selling our products to the U.S. Government and U.S. Government contractors for use domestically, Government customers may wish to use AirNet products at frequencies that may not be consistent with regard to frequency spectrum policies of the FCC and NTIA for use by those Government agencies. The inability of the Company or Government customers to adequately address frequency spectrum policies with regard to use of our products by Government customers within the United States, can have an adverse effect on our ability to sell our products in that market segment.

If we lose key personnel or are unable to hire additional qualified personnel, we may not be able to operate our business successfully. Our future success largely depends on our ability to attract and retain highly skilled hardware and software engineers, particularly call processing engineers and digital signal processing engineers. If we cannot continue to attract and retain quality personnel, that failure would significantly limit our ability to compete and to grow our business. Our success also depends upon the continuing contributions of our key management, research, product development, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. Except for an employment and severance agreement we have with Glenn Ehley, our CEO and President, and Joseph F. Gerrity, our CFO and Vice President, and a noncompetition agreement that we have with Terry Williams, our CTO, we do not have employment or noncompetition agreements with any of our key officers. We also do not have key man life insurance policies covering any of our employees. See “Employees” under Item 1 Business in our Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated herein by reference for a discussion of potential impediments to retention of key personnel.

If we fail to manage our operations efficiently, our business and prospects could be seriously harmed. The need to develop and offer our products and implement our business plan in a difficult market will significantly challenge our planning and management capabilities. We may not be able to implement management information and control systems in an efficient and timely manner. If we are unable to manage our operations efficiently, our business and prospects could be seriously harmed. To manage our operations and personnel, we will need to:

•	Improve financial and operational controls, as well as our reporting systems and procedures;

•	Install new management information systems; and

•	Train, motivate and manage our sales and marketing, engineering, technical, finance and customer support employees.

The Sarbanes-Oxley Act of 2002 requires companies such as AirNet that are not accelerated filers to comply with more stringent internal control system and monitoring requirements beginning in 2007. Compliance with this new requirement may place an expensive burden and significant time constraint on companies with limited resources. There can be no assurance that AirNet, with an accounting staff of four, can become in full compliance with all required internal controls without adding additional finance staff.

We have an agreement with Motorola, Inc. to grant them rights, which could harm our business. When Motorola purchased $10.0 million of our Series B Preferred Stock in 1995, we granted Motorola the right to acquire a worldwide, non-exclusive, royalty-free license under any two of our patents. Motorola is a large telecommunications and technology company with significant resources and could exercise this right at any time and begin using these licenses to compete against us. With respect to any possible infringement of our respective digital base station patents, Motorola has agreed with us not to enjoin the other and to attempt dispute resolution, including negotiation of non-exclusive license agreements in good faith, before resorting to litigation.

We expect the prices of our products to decline due to competitive pressures, and this decline could reduce our revenues and gross margins. We anticipate that the prices of our products will decrease in the future due to competitive pricing pressures, increased sales discounts, new product introductions or other factors. If we are unable to offset these factors by increasing our sales volumes, our revenues will decline. In addition, to maintain our gross margins, we must develop and introduce new products and product enhancements, and we must continue to reduce the manufacturing costs of our products. We cannot guarantee that we will be able to do these things successfully. Our failure to do so would cause our revenue and gross margins to decline, which could seriously harm our operating results and cause the price of our common stock to decline.

Our industry is subject to extensive government regulation that could cause significant delays and expense. Wireless telecommunications are subject to extensive regulation by the U.S. and foreign governments. If we fail to conform our products to regulatory requirements or experience any delays in obtaining regulatory approvals, we could lose sales. Moreover, in most cases, we only plan to qualify our products in a foreign country once we have a purchase order from a customer located there, and this practice may deter customers or contribute to delays in receiving or filling orders.

Continuing regulatory compliance could be expensive and may require time-consuming and costly modifications of our products. Any failure of domestic and international regulatory authorities to allocate suitable frequency spectrum could limit our growth opportunities and our future revenues.

Directors’ and officers’ insurance may be difficult or cost prohibitive to maintain. Our current directors’ and officers’ insurance policy was difficult and expensive to obtain. The policy will expire on December 6, 2006. It may be difficult and/or expensive to secure a replacement policy. If we are unable to renew or secure a replacement policy, we could lose our officers and directors and it will be extremely difficult to recruit qualified replacements for our management team and Board of Directors, which would have a material adverse affect on our business.

Control by our existing stockholders and noteholders could discourage the potential acquisition of our business. As of March 20, 2006, 5% or greater stockholders and their affiliates owned approximately 5.6 million shares of our common stock or approximately 43.8% of our outstanding shares of common stock. In addition, two of these stockholders, TECORE and SCP Private Equity Partners II, L.P. (“SCP II”), hold the rights to acquire another approximately 9.6 million shares of common stock upon conversion or exercise of other securities. Acting together, these stockholders would be able to control all matters requiring approval by stockholders, including the election of directors. The combined interests of these two investors constitute, and TECORE’s interest alone (assuming conversion of its note) may constitute an effective controlling interest in the Company. In addition, our debtholders have certain contractual approval rights that give them an effective veto over important corporate transactions in which we may wish to engage. Either or both of this concentration of ownership and the related contractual rights could have the effect of delaying or preventing a change in control of our business or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could prevent our stockholders from realizing a premium over the market price for their shares of common stock.

Some of our larger investors have sold and may attempt to further sell their common stock, which may depress the market price of our securities. SCP Private Equity Partners II, L.P. and TECORE each beneficially hold more than 5% of the Company’s common stock. SCP Private Equity Partners II, L.P., which at March 20, 2006 held approximately 1.9 million shares of common stock, sold approximately 47,030 shares in 2005, 1.1 million shares in 2004 and may continue selling in 2006. TECORE, which at March 20, 2006 held approximately 3.8 million shares, sold approximately 0.9 million shares in 2004 and no shares in 2005, and may continue selling throughout 2006. Other large investors may elect to sell at the same or proximate times. If any one of these investors sells their common shares, the number of buyers in the market may not support the shares being sold and the market price of our shares could drop. The effect of these sales could be further accelerated in the event the Company is not able to maintain its NASDAQ National Market listing.

Our internal control over financial reporting may not prevent a misstatement in our financial statements. The Sarbanes-Oxley Act of 2002 and related SEC rules that have been promulgated in connection with it require, among other things, the management of public companies to prepare a report that addresses the adequacy of a company’s internal control over financial reporting. The company’s independent registered public accounting firm also needs to attest to the report.

Under the currently applicable rules, as a non-accelerated filer, we will not be required to prepare and include this report in our filings until our annual report for our fiscal year ending December 31, 2007. However, we note that we recently restated our financial results for the fiscal year ended December 31, 2003, for the last two quarters of fiscal 2003, and for the first three quarters of fiscal 2004. See Note 2 in Notes to Financial Statements and Item 8, both included in our Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated herein by reference. Under the standards of the Public Company Accounting Oversight Board, such a restatement of previously issued financial statements is a strong indicator of the existence of a “material weakness” in internal control over financial reporting. Under the relevant SEC rules, management will not be permitted to conclude that internal control over financial reporting is effective if it has identified one or more material weaknesses in those internal controls. The events surrounding the restatement may be an indication that we have insufficient personnel resources and technical accounting expertise within our internal accounting function to resolve non-routine or complex accounting issues. As a small company with limited resources, we may find the cost of addressing these matters by hiring additional accounting staff with such technical expertise to be prohibitive. We have used an outside consultant to review our internal controls, IT systems, control strengths and weaknesses, documentation and review procedures. However, if we are unable to address these issues before we are required to report our conclusions relating to our internal control over financial reporting, our management and independent registered public accounting firm may be unable to conclude that our internal control over financial reporting is effective. Moreover, while we note that a material weakness in internal control over financial reporting does not itself suggest a material misstatement of a company’s financial statements, if we are unable to address these matters as they relate to the application of generally accepted accounting principles to complex, non-routine transactions, there is a risk going forward that a material misstatement in our annual or interim financial statements will not be prevented or detected.

Investment in our stock is speculative. In light of the current market conditions for wireless communications, our uncertain financial condition and our history of losses, we believe that an investment in our stock is highly speculative and volatile, and subject to numerous risks which are described in this document. Any investment in our common stock should only be made with discretionary capital, all of which an investor can afford to lose.

USE OF PROCEEDS

If the warrants are exercised to purchase the shares registered under this registration statement, we will receive gross proceeds of approximately $1,400,000. We intend to use any net proceeds we receive upon exercise of the warrants primarily for working capital and general corporate purposes.

SELLING STOCKHOLDER

The following table presents certain information regarding the beneficial ownership of shares of our common stock by the selling stockholders as of March 20, 2006, assuming conversion of the minimum borrowing note and exercise of the warrants. Except as set forth below, the selling stockholder does not, or within the past three years has not had, any position, office or other material relationship with us. Following the offering, and assuming all of the common stock offered by the selling stockholder has been sold, the selling stockholder will not beneficially own 1% or more of our common stock, except as noted below.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering (1)	Total Number of Shares Registered (2)	Number of Shares Owned After Offering (2)
			Number	Percent
Laurus Master Fund, Ltd. (3)	840,864	3,971,706	0	0
Total:	840,864	3,971,706

(1)	Represents 4.99% of our outstanding common stock on March 20, 2006, including shares beneficially owned by the selling stockholder. The selling stockholder may not convert the minimum borrowing note or exercise the warrants if such conversion or exercise would cause the selling stockholder to beneficially own more than 4.99% of our common stock; provided, however, that this limitation shall automatically become null and void following an event of default under the security agreement or upon 75 days’ prior notice to us, except that at no time shall the number of shares of common stock beneficially owned by the selling stockholder exceed 19.99% of our outstanding common stock.
(2)	The selling stockholder has the right to convert and exercise the minimum borrowing note and warrants into 3,007,519 shares of our common stock that may be issued upon conversion of the principal amount outstanding under the minimum borrowing note and 964,187 shares of our common stock that may be issued upon exercise of the warrants.
(3)	Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus Master Fund, Ltd. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC. The address for Messrs. Grin is c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, New York 10022.

On November 8, 2005, as amended on December 30, 2005, we entered into a new financing arrangement with Laurus Master Fund, Ltd. involving the secured borrowing of up to $7.0 million outstanding at any one time, subject to availability under a borrowing base formula. The facility includes the issuance of certain notes and common stock purchase warrants to Laurus as described in more detail herein. At closing, we received proceeds of $6 million representing initial borrowings under the facility, of which $2.0 million was immediately used to retire existing debt as described below.

The facility involves:

•	The issuance at closing of a $4.0 million minimum borrowing note, which matures on November 8, 2008, and is convertible at any time into shares of our common stock at an initial conversion price of $1.33 per share. As and to the extent amounts are converted under this note, additional amounts are available for borrowing under the revolving note described below, subject to the borrowing base formula. The minimum borrowing note bears interest, payable on a monthly basis, at an annual rate (adjusted each month) equal to the greater of (i) the “prime rate” published in The Wall Street Journal from time to time plus 2% or (ii) 6%. Upon notice to Laurus, we may redeem principal amounts outstanding under the minimum borrowing note by paying to Laurus 120% of such principal amount, plus accrued and unpaid interest and other amounts due to Laurus at the time.

•	The issuance at closing of a revolving note under which $7.0 million or, if less, a formula amount (based on our eligible inventory and accounts receivable, and less amounts outstanding under the minimum borrowing note), is available at any time. The revolving note matures on November 8, 2008. Amounts outstanding under the revolving note bear interest, payable on a monthly basis, at an annual rate (adjusted each month) equal to the greater of (i) the “prime rate” plus 2% or (ii) 6%.

Amounts outstanding in excess of the formula amount must be immediately repaid and bear interest at a rate of 1.5% per month until paid. Laurus has agreed to make a loan in excess of the formula amount and to waive this provision until June 30, 2006. In addition, the formula amount otherwise applied to the loans has been increased by $2.0 million through June 30, 2006 with that incremental increase to be repaid in monthly installments thereafter over the remaining term of the minimum borrowing note.

In connection with this financing arrangement, we entered into a Security Agreement with Laurus, under which each of the minimum borrowing note and the revolving note are secured by a first priority security interest in all of our assets, with the exception of our intellectual property. The Security Agreement also defines certain events that will constitute events of default, and contains a lock-box arrangement for payments on the revolving note, and subjective acceleration clauses. Therefore, the revolving note is classified as a current liability.

At the closing, we also issued common stock purchase warrants to Laurus representing the right to purchase up to 964,187 shares of our common stock at a per share exercise price of $1.452, which are immediately exercisable with a term of seven years.

We also entered into a Registration Rights Agreement with Laurus at the closing, in which we agreed to register for resale the shares of our common stock that Laurus may receive upon conversion of the minimum borrowing note and upon exercise of the warrants. We agreed to use commercially reasonable efforts to file the registration statement within 75 days of the closing, and have agreed to use commercially reasonable efforts to cause it to become effective, and to maintain its effectiveness.

The closing of the facility with Laurus required the consent of our existing senior secured lenders, SCP II and TECORE, who hold the senior secured convertible notes issued by us on August 13, 2003 (see Note 9 in Notes to Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, incorporated herein by reference). In addition to giving their consent to the facility, SCP II and TECORE have agreed with Laurus to subordinate their security interest in our assets (other than their security interest in our intellectual property) under the August 2003 senior convertible notes to Laurus’s security interest under the Security Agreement. In connection with entering into the Laurus facility, we also executed an amendment to the Securities Purchase Agreement with SCP II and TECORE to provide for a cross-default under that agreement in the event that an event of default occurs under the Laurus facility.

We used and will use the proceeds from the financing, after paying the fees and expenses associated with the transaction: (i) to repay $2.0 million of the aggregate principal amount outstanding under TECORE’s senior secured convertible note, issued in August 2003; and (ii) for general corporate purposes.

In consideration for SCP II’s consent to the Laurus transaction (and its agreement to subordinate its security interest as described above), we agreed to issue a warrant to SCP II to purchase 100,000 shares of our common stock of at an exercise price of $1.35 per share. The warrant issued to SCP II is exercisable beginning on May 8, 2006 and expires on November 8, 2010. We have agreed to register upon demand the shares issued upon exercise of these warrants under the terms of our existing registration rights agreement with SCP II and the other shareholders named therein.

On April 23, 2004, in connection with the 2004 Private Placement/Funding Transaction described in Note 11 in Notes to Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, incorporated herein by reference, we issued certain warrants to purchase up to 315,531 shares of our common stock (in the aggregate) at a purchase price of $13.20 per share (the “2004 Warrants”). The 2004 Warrants, which are exercisable at any time through October 21, 2009, contain certain anti-dilution adjustments in the event that we issue shares of our common stock at a price below the initial exercise price of the 2004 Warrants. As a result of the Laurus financing, the exercise price of the 2004 Warrants has been adjusted to $1.33 per share.

The accounting treatment for this new financing arrangement with Laurus is described in Note 19 in Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated herein by reference.

PLAN OF DISTRIBUTION

The Selling Stockholder and any of its pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholder may from time to time pledge or grant a security interest in some or all of the Shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholder to include the pledgee, transferee or other successors in interest as Selling Stockholder under this prospectus.

Upon the Company being notified in writing by the Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by the Selling Stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of common stock will be paid by the Selling Stockholder and/or the purchasers. The Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of the Selling Stockholder’s business and, at the time of its purchase of such securities the Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised the Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If the Selling Stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholder will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to the Selling Stockholder in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the Selling Stockholder uses this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the shares of our common stock offered by selling stockholders will be passed upon by the law firm of Edwards Angell Palmer & Dodge LLP, West Palm Beach, Florida.

EXPERTS

The financial statements as of and for each of the two years in the period ended December 31, 2005, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by BDO Seidman, LLP, independent registered public accounting firm, as stated in their report incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph related to an uncertainty as to the Company’s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2003, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to substantial doubt as to the Company’s ability to continue as a going concern and to the restatement described in Note 2), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement and its exhibits. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 100F Fifth Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

Our common stock is traded on the NASDAQ National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information furnished in filings made under Items 9 or 12 of Form 8-K), until this offering has been completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 28, 2006.

•	Our Current Reports on Form 8-K or Form 8-K/A filed on January 4, 2006, January 5, 2006, and January 25, 2006, February 10, 2006, February 15, 2006 and March 28, 2006.

•	The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on November 19, 1999 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and any amendment or report subsequently filed by us for the purpose of updating that description.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS.

Exhibit No.	Description
5.1	Legal Opinion of Edwards Angell Palmer & Dodge LLP (previously filed)

10.1	Amended and Restated Security Agreement dated November 8, 2005 and amended and restated as of December 30, 2005 between Registrant and Laurus (1)

10.2	Amended and Restated Minimum Borrowing Note dated November 8, 2005 and amended and restated as of December 30, 2005 issued by Registrant to Laurus (1)

10.3	Amended and Restated Secured Non-Convertible Revolving Note dated November 8, 2005 and amended and restated as of December 30, 2005 issued by Registrant to Laurus (1)

10.4	Amended and Restated Security Agreement Waiver dated November 8, 2005 and amended and restated as of December 30, 2005 from Laurus to Registrant (1)

10.5	Amended and Restated Minimum Borrowing Note Registration Rights Agreement dated November 8, 2005 and amended and restated as of December 30, 2005 between Registrant and Laurus (2)

10.6	Common Stock Purchase Warrant dated November 8, 2005 issued to Laurus (3)

10.7	Subordination Agreement dated November 8, 2005 among Laurus, TECORE and SCP (3)

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm*

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm*

23.3	Consent of Edwards Angell Palmer & Dodge LLP (included in Exhibit 5.1)

24.1	Power of attorney (previously filed)

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2006.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K/A filed with the SEC on February 15, 2006.

(3)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on November 10, 2005.

II-1

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and authorizes this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Melbourne, state of Florida, on April 12, 2006.

AirNet Communications Corporation

By:	/s/ Stuart P. Dawley
Name:	Stuart P. Dawley
Title:	Vice President and General Counsel

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

SIGNATURE	TITLE	DATE

/s/ Glenn A. Ehley* Glenn A. Ehley	President and Chief Executive Officer and Director (Principal Executive Officer)	April 12, 2006

/s/ Joseph F. Gerrity Joseph F. Gerrity	Chief Financial Officer (Principal Financial and Accounting Officer)	April 12, 2006

/s/ George M. Calhoun* George M. Calhoun	Director and Chairman of the Board	April 12, 2006

/s/ Gerald Y. Hattori* Gerald Y. Hattori	Director	April 12, 2006

/s/ Darrell Lance Maynard* Darrell Lance Maynard	Director	April 12, 2006

/s/ Daniel A. Saginario* Daniel A. Saginario	Director	April 12, 2006

/s/ Ronald W. White* Ronald W. White	Director	April 12, 2006

* By /s/ Joseph F. Gerrity Joseph F. Gerrity Attorney-in-Fact

II-2

EXHIBIT INDEX

Exhibit No.	Description
5.1	Legal Opinion of Edwards Angell Palmer & Dodge LLP (previously filed)

10.1	Amended and Restated Security Agreement dated November 8, 2005 and amended and restated as of December 30, 2005 between Registrant and Laurus (1)

10.2	Amended and Restated Minimum Borrowing Note dated November 8, 2005 and amended and restated as of December 30, 2005 issued by Registrant to Laurus (1)

10.3	Amended and Restated Secured Non-Convertible Revolving Note dated November 8, 2005 and amended and restated as of December 30, 2005 issued by Registrant to Laurus (1)

10.4	Amended and Restated Security Agreement Waiver dated November 8, 2005 and amended and restated as of December 30, 2005 from Laurus to Registrant (1)

10.5	Amended and Restated Minimum Borrowing Note Registration Rights Agreement dated November 8, 2005 and amended and restated as of December 30, 2005 between Registrant and Laurus (2)

10.6	Common Stock Purchase Warrant dated November 8, 2005 issued to Laurus (3)

10.7	Subordination Agreement dated November 8, 2005 among Laurus, TECORE and SCP (3)

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm*

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm*

23.3	Consent of Edwards Angell Palmer & Dodge LLP (included in Exhibit 5.1)

24.1	Power of attorney (previously filed)

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2006.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K/A filed with the SEC on February 15, 2006.

(3)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on November 10, 2005.